Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Marinus Pharmaceuticals, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-3 (No. 333-206351) and Form S-8 (No. 333-200701) of Marinus Pharmaceuticals, Inc. of our report dated March 13, 2017, with respect to the balance sheets of Marinus Pharmaceuticals, Inc. as of December 31, 2016 and 2015, and the related statements of operations, convertible preferred stock and stockholders’ equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 2016, which report appears in the December 31, 2016 annual report on Form 10-K of Marinus Pharmaceuticals, Inc.

/s/ KPMG LLP

Philadelphia, Pennsylvania
March 13, 2017